SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                       Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)

                           CONTROL DATA SYSTEMS, INC.
                            (Name of Subject Company)

                            CDSI HOLDING CORPORATION
                             CDSI ACQUISITION CORP.
                                    (Bidder)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   21238F 10 6
                      (CUSIP Number of Class of Securities)

                                Patrick J. Welsh
                            CDSI Holding Corporation
                       c/o Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                            New York, New York 10022
                            Telephone: (212) 893-9500
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                             William J. Hewitt, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                            Telephone: (212) 841-5700

                            CALCULATION OF FILING FEE


Transaction Valuation*                               Amount of Filing Fee**


     $255,602,770                                            $51,121

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $51,121          Filing Party: CDSI Holding Corporation
Form or Registration No.: Schedule 14D-1  Date Filed:   July 15, 1997

----------
* For purposes of calculating fee only. This amount assumes the purchase of 12,622,359 shares of Common Stock of Control Data Systems, Inc. at $20.25 in cash per share.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the shares to be purchased.

     This Amendment No. 1 amends and supplements certain information contained in the Tender Offer Statement on Schedule 14D-1 originally filed on July 15, 1997, with the Securities and Exchange Commission (the "Schedule 14D-1") by CDSI Holding Corporation, a Delaware corporation ("Parent"), and CDSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, $.01 par value (the "Shares"), of Control Data Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $20.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, are collectively referred to as the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     (a)-(b) Prior to the Expiration Date and the Purchaser's acceptance of Shares for payment, Parent intends to enter into a Purchase Agreement with WCAS VII, certain related investors and CP III pursuant to which (i) on the Expiration Date, WCAS VII and such related investors will acquire shares of preferred stock of Parent for an aggregate consideration of $30,000,000 and shares of common stock of Parent for an aggregate consideration of $30,000,000,
(ii) approximately two days after the Expiration Date, CP III will acquire $60,000,000 principal amount of subordinated debentures and shares of common stock of Parent for an aggregate consideration of $60,000,000 and (iii) under certain circumstances, WCAS VII will lend up to an additional $25,000,000 to Parent. In addition, prior to the Expiration Date, Parent will enter into a Subscription Agreement with the Purchaser for the transfer of $120,000,000 to the Purchaser immediately following receipt thereof as contemplated in (i) and
(ii) above and any portion of the additional $25,000,000 loaned as contemplated in (iii) above.

     Parent and the Purchaser, are currently negotiating with two commercial banks to provide to the Purchaser a tender offer credit facility of approximately $128,000,000, secured in part by the Shares purchased pursuant to the Offer and a bridge loan facility of up to $85,000,000, secured in part by collateral assignments of the Purchase Agreement of WCAS VII and CP III and Parent's Subscription Agreement with the Purchaser referred to above. It is expected that a portion of the outstanding indebtedness under these credit facilities will be repaid after the consummation of the Merger from the sale of the securities by Parent to CP III pursuant to the Purchase Agreement referred to above and cash reserves of the Company, and that the remainder of such indebtedness will be converted into permanent financing of the Surviving Corporation.

     The press release issued by Parent with respect to the foregoing, a copy of which is filed as Exhibit (a)(10) hereto, is incorporated by reference herein.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10 is hereby amended and supplemented by adding thereto the following:

     (b)-(c) and (e) Parent has been granted early termination of the waiting period under the HSR Act by the FTC. The press release issued by Parent with respect to the foregoing, a copy of which is filed as Exhibit (a)(10) hereto, is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding thereto the following:

     (a)(9) Press Release, dated July 15, 1997, issued by CDSI Holding Corporation.

     (a)(10) Press Release, dated August 5, 1997, issued by CDSI Holding Corporation.

                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  CDSI HOLDING CORPORATION

                                                   By: /s/ Thomas E. McInerney
                                                       -------------------------
                                                       Name: Thomas E. McInerney
                                                       Title: President
Dated: August 5, 1997


                                                  CDSI ACQUISITION CORP.

                                                   By: /s/ Thomas E. McInerney
                                                       -------------------------
                                                       Name: Thomas E. McInerney
                                                       Title: President
Dated: August 5, 1997

                                 EXHIBIT INDEX


Exhibit                              Description                           Page
--------  -----------------------------------------------------------     ------


(a)(9)       Press  Release,  dated  July  15,  1997,  issued by CDSI
             Holding Corporation.

(a)(10)      Press  Release,  dated  August 5,  1997,  issued by CDSI
             Holding Corporation.